STORY3 ADVISORS LLC
(SEC ID NO. 8-69997)

ANNUAL AUDIT REPORT

DECEMBER 31, 2021

PUBLIC DOCUMENT

Filed Pursuant to Rule 17-A-5(E)(3) as a Public Document

PUBLIC

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69997

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____ 01/01/21 _____ AND ENDING _____ 12/31/21 _____
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Story3 Advisors LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

15020 Altata Drive
(No. and Street)

Pacific Palisades   **California**   **90272**
         (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Peter H. Comisar   **(310) 425-3000**   **peter@story3capital.com**
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst Wintter & Associates LLP
(Name – if individual, state last, first, and middle name)

675 Ygnacio Valley Road, Suite A200   **Walnut Creek**   **California**   **94596**
(Address)   (City)   (State)   (Zip Code)

February 24, 2009   **3438**
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, **Peter H. Comisar**, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of **Story3 Advisors LLC**, as of **December 31**, 2**021**, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature] 2/11/22

Title: Managing Member

[signature]
Notary Public

See Attachment

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT WITH AFFIANT STATEMENT   **GOVERNMENT CODE § 8202**

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1. _____
2. _____
3. _____
4. _____
5. _____
6. _____

_____   _____
Signature of Document Signer No. 1   Signature of Document Signer No. 2 (if any)

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of _LOS ANGELES_



RAMANJEET SINGH
Notary Public - California
Los Angeles County
Commission # 2292456
My Comm. Expires Jun 10, 2023

Subscribed and sworn to (or affirmed) before me
on this _11th_ day of _FEBRUARY_, 20_22_,
by   Date   Month   Year
(1)_PETER H. COMISAR_

(and (2)_____),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature _____
Signature of Notary Public

Seal
Place Notary Seal Above

──────────── OPTIONAL ────────────

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document
Title or Type of Document: _Annual Reports Form X-17A-5 Part III_   Document Date: _02/11/22_
Number of Pages: _2_ Signer(s) Other Than Named Above: _____

STORY3 ADVISORS LLC

TABLE OF CONTENTS

ERNST WINTTER & ASSOCIATES LLP   *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200   *(925) 933-2626*
Walnut Creek, CA 94596   *Fax (925) 944-6333*

Report of Independent Registered Public Accounting Firm

To the Member of
STORY3 Advisors LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Story3 Advisors LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of STORY3 Advisors LLC as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ernst Wintter + Associates LLP

We have served as Story3 Advisors LLC's auditor since 2018.
Walnut Creek, California
February 23, 2022

STORY3 ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash and cash equivalents	$	335,394
Prepaid expenses and other assets		31,102
Total assets	$	366,496

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accrued expenses	$	16,736
Due to affiliate		289,346
Total liabilities		306,082
Member's equity		60,414
Total liabilities and member's equity	$	366,496

The accompanying notes are an integral part of this financial statement.

STORY3 ADVISORS LLC

NOTES TO THE FINANCIAL STATEMENT
DECEMBER 31, 2021

1. **The Company**

   STORY3 Advisors LLC (the "Company") was organized as a Delaware limited liability company in April 2017 as SCOPE Advisors LLC. The Company changed its name to Story3 Advisors LLC on August 7, 2019. The Company is located in Los Angeles, California and is owned by its sole member, STORY3 Advisors Holdings LLC ("Member"). As a limited liability company, the liability of Member is limited to the value of the membership interest. The Company is a securities broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company assists companies in raising capital through the private placement of securities and provides advisory services related to mergers and acquisitions.

2. **Significant Accounting Policies**

   Basis of Presentation
   The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

   Use of Estimates
   The preparation of financial statements in conformity with U.S. GAAP may require management to make estimates and assumptions that affect certain reported amounts and disclosures during the reporting period. Actual results could differ from those estimates.

   Fair Value of Financial Instruments
   Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts.

   Cash and Cash Equivalents
   For purposes of the statement of cash flows, the Company considers all highly liquid investments, with a maturity of three months or less at the time of purchase, to be cash equivalents. The Company has cash equivalents of $185,195 in a United States Treasury money market fund.

   Accounts Receivable
   Accounts receivable represents amounts that have been earned and billed to clients in accordance with the terms of the Company's engagement letters with respective clients that have not yet been collected. The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments - Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financials assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

   The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. As of December 31, 2021, there were no amounts receivable therefore no consideration for allowance for credit losses was necessary.

2. **Significant Accounting Policies** *(continued)*

Income Taxes

The Company, a single member limited liability company, passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in this financial statement. The Company does not believe it has any uncertain tax positions. All tax returns filed are open to inspection.

3. **Fair Value Measurements**

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level l measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1   Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2   Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3   Unobservable inputs for the asset or liability.

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

As of December 31, 2021, the Company's assets measured at fair value on a recurring basis consist of the following:

	Level 1	Level 2	Level 3	Total
Assets at fair value:				
Money market account	$ 185,195	-	-	$ 185,195

4. **Related Party Transactions**

STORY3 Capital Partners, LLC ("SCP") is a company under common control. As of December 31, 2021, $289,346 was due to SCP.

The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

5. **Revenue from Contracts with Customers**

Contract Balances

Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. Fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. Deferred revenue would primarily relate to retainer fees received in investment banking engagements. Deferred revenue was $150,000 and $0 at January 1, 2021 and December 31, 2021, respectively.

Alternatively, a receivable is recognized when a performance obligation is met prior to receiving payment by the customer. Receivables related to revenue from a contract with a customer totaled $0 as of both January 1, 2021 and December 31, 2021.

Contract Costs

Expenses associated with investment banking advisory engagements are deferred only to the extent they are explicitly reimbursable by the client and the related revenue is recognized upon completion of the performance obligations. All other investment banking advisory related expenses are expensed as incurred.

6. **Concentration of Credit Risk**

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents. For the year ended December 31, 2021, the Company maintains cash balances which, at times, may exceed federally insured limits. The Company has not experienced any losses on its cash deposits.

7. **Net Capital Requirements**

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital both as defined shall not exceed 15 to 1. As of December 31, 2021, the Company had net capital of $25,608 which was $5,203 in excess of its required capital.

8. **Risks and Uncertainties**

The global pandemic caused by COVID-19 developed rapidly in 2020 and resulted in a high level of uncertainty and volatility that impacted businesses in all sectors.

At this stage, the impact to the Company's business and financial results has not been significant based on the type of business conducted. Based on management's experience to date, management expects this to remain the case. The Company has taken certain health and safety operational measures and continues to follow government policies and advice. While there has not been a material impact thus far, the timeframe and outcome of the pandemic are uncertain.

9. **Subsequent Events**

The Company's management has evaluated subsequent events through February 23, 2022, the date which the financial statement was issued.